Exhibit 4.1

XTANT MEDICAL HOLDINGS, INC.

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Xtant Medical Holdings, Inc., a Delaware corporation (Xtant, we, us and our), has only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.000001 (common stock).

The following description summarizes the material terms and provisions of our common stock and does not purport to be complete. It is subject to and qualified in its entirety by reference to the provisions of our Restated Certificate of Incorporation (Certificate of Incorporation), Third Amended and Restated Bylaws (Bylaws), the Investor Rights Agreement dated as of February 14, 2018 by and among Xtant and certain stockholders (as amended, the Investor Rights Agreement), and the agreement between Xtant and Stavros G. Vizirgianakis (the Lead Investor Agreement), which are filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and are incorporated by reference herein. We encourage you to read our Certificate of Incorporation, Bylaws, the Investor Rights Agreement, the Lead Investor Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (DGCL) for additional information.

Authorized Shares

Our Certificate of Incorporation provides that we have authority to issue 300,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.000001 per share (preferred stock).

Our preferred stock may be issued from time to time in one or more series. The Board of Directors of Xtant (the Board) is authorized, by resolution or resolutions, to fix the number of shares of any series of preferred stock and to determine the designation, powers, rights, preferences, qualifications, limitations, privileges and restrictions, if any, of any wholly unissued series of preferred stock, including without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

We may amend from time to time our Certificate of Incorporation to increase the number of authorized shares of common stock or preferred stock. Any such amendment would require the approval of the holders of a majority of the voting power of the shares entitled to vote thereon. In addition, pursuant to our Certificate of Incorporation, the Board is authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series (including a series of preferred stock), the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to certain limitations, without the vote of our stockholders.

Voting Rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders, including in all elections for directors. Stockholders are not entitled to cumulative voting in the election of directors. Subject to applicable law and the rights, if any, of the holders of outstanding shares of any series of preferred stock we may designate and issue in the future, holders of our common stock are entitled to vote on all matters on which stockholders are generally entitled to vote.

Our stockholders may vote either in person or by proxy. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by our Certificate of Incorporation, our Bylaws, the rules or regulations of any stock exchange applicable to us or applicable law or pursuant to any regulation applicable to us or our securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of our stock that are present in person or by proxy and entitled to vote thereon.

Dividends

The Board may authorize, and we may make, distributions to our stockholders, subject to any restriction in our Certificate of Incorporation and to those limitations prescribed by law and contractual restrictions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally, identically and ratably in any dividends that the Board may determine to issue from time to time.

Liquidation Rights

Upon liquidation, dissolution or winding up, all holders of our common stock are entitled to participate pro rata in our assets available for distribution, subject to applicable law and the rights, if any, of the holders of any class of preferred stock then outstanding.

Other Rights and Preferences

Under the terms of our Certificate of Incorporation and Bylaws, holders of our common stock have no preemptive rights, conversion rights or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Board may designate and issue in the future. Our Certificate of Incorporation and Bylaws do not restrict the ability of a holder of our common stock to transfer his, her or its shares of common stock. All shares of our common stock currently outstanding are fully paid and non-assessable.

Transfer Agent

The transfer agent for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Exchange Listing

Our common stock is listed on NYSE American under the symbol “XTNT.”

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws, the Investor Rights Agreement and the Lead Investor Agreement, Our Status as a Controlled Company and under the DGCL

Anti-takeover provisions in our Certificate of Incorporation, Bylaws, the Investor Rights Agreement and the Lead Investor Agreement, our status as a controlled company and under the DGCL may discourage or prevent a change in control, even if such a sale could be beneficial to our stockholders.

Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain the following anti-takeover provisions that may have an anti-takeover effect of delaying, deferring or preventing a change in control of Xtant:

●	We have shares of common stock and preferred stock available for issuance without stockholder approval. The existence of unissued and unreserved common stock and preferred stock may enable the Board to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management.
●	Shares of our common stock do not have cumulative voting rights in the election of directors, so our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors.

●	Special meetings of the stockholders may be called only by the Board, the Chair of the Board or the Chief Executive Officer.
●	The Board may adopt, alter, amend or repeal our Bylaws without stockholder approval.
●	Unless otherwise provided by law, any newly created directorship or any vacancy occurring on the Board for any cause may be filled by the affirmative vote of a majority of the remaining members of the Board, even if such majority is less than a quorum, and any director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.
●	Prior to July 26, 2030, fixing the number of directors at more than seven directors requires the approval of at least 75% of our directors then holding office.
●	The affirmative vote of the holders of at least two-thirds of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal the provisions of our Certificate of Incorporation related to the amendment of our Bylaws, the Board and our stockholders as well as the general provisions of our Certificate of Incorporation.
●	Stockholders must follow advance notice procedures to submit nominations of candidates for election to the Board at an annual or special meeting of our stockholders, including director election contests subject to the Securities and Exchange Commission’s universal proxy rules, and must follow advance notice procedures to submit other proposals for business to be brought before an annual meeting of our stockholders.
●	Unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware, (or, if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, a state court located within the State of Delaware or, if no state court located within the State of Delaware has subject matter jurisdiction, the federal district court for the District of Delaware), will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising under any provision of the DGCL, our Certificate of Incorporation or our Bylaws, or (iv) any action asserting a claim governed by the internal-affairs doctrine; provided, however, that unless we consent in writing to an alternative forum, the federal district courts of the United States of America shall be, to the fullest extent permitted by applicable law, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Investor Rights Agreement

We are party to an Investor Rights Agreement, which includes certain provisions that may have an anti-takeover effect of delaying, deferring or preventing a change in control of Xtant. The Investor Rights Agreement includes director nomination rights, which provide that so long as the Ownership Threshold (as defined in the Investor Rights Agreement) is met, OrbiMed Royalty Opportunities II, LP and ROS Acquisition Offshore LP (collectively, the Investors) are entitled to nominate such individuals to the Board constituting a majority of the directors. In addition, under the Investor Rights Agreement, so long as the Ownership Threshold is met, certain matters require the approval of the Investors to proceed with such a transaction, including without limitation, the sale, transfer or other disposition of assets or businesses of Xtant or its subsidiaries with a value in excess of $250,000 in the aggregate during any fiscal year (other than sales of inventory or supplies in the ordinary course of business, sales of obsolete assets (excluding real estate), sale-leaseback transactions and accounts receivable factoring transactions).

Lead Investor Agreement

In connection with our 2022 private placement, we entered into the Lead Investor Agreement with Stavros G. Vizirgianakis, as the lead investor of the 2022 private placement, pursuant to we agreed to provide certain director nomination rights to Mr. Vizirgianakis. Pursuant to the terms of the Lead Investor Agreement, we expanded the size of our Board by one position and elected Mr. Vizirgianakis as a director to fill the vacancy created as a result of the increase, effective upon completion of the first closing of the 2022 private placement. In addition, we elected Mr. Vizirgianakis as Chair of the Board, effective upon completion of the first closing. The director nomination rights set forth in the Lead Investor Agreement will terminate on the earlier of (i) the date on which Mr. Vizirgianakis ceases to hold at least 75% of the shares of our common stock to be purchased by him in the 2022 private placement; (ii) October 7, 2024; or (iii) upon written notice of Mr. Vizirgianakis to Xtant.

Controlled Company Status

We are a “controlled company” as defined in section 801(a) of the NYSE American Company Guide because more than 50% of the combined voting power of all of our outstanding common stock is beneficially owned by OrbiMed Advisors LLC. Our status as a controlled company may have an anti-takeover effect of delaying, deferring or preventing a change in control of Xtant.

Section 203 of the DGCL

We have elected to be subject to Section 203 of the DGCL, and we are prohibited from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting shares outstanding at the time the transaction began, excluding for purposes of determining the voting shares outstanding (but not the outstanding voting shares owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	on or after such date, the business combination is approved by the Board and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting shares that are not owned by the interested stockholder.

In general, Section 203 of the DGCL defines business combination to include the following:

●	any merger or consolidation involving the company and the interested stockholder;
●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested stockholder;
●	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any shares of the company to the interested stockholder;
●	any transaction involving the company that has the effect of increasing the proportionate share of the shares or any class or series of shares of the company beneficially owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the company.

In general, by reference to Section 203 of the DGCL, an “interested stockholder” is an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status owned, 15% or more of the outstanding voting shares of the company.